UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-34354

(Check one): ☒ Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    December 31, 2015

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

   Altisource Portfolio Solutions S.A.
Full Name of Registrant

     Not applicable
Former Name if Applicable

     40, avenue Monterey
Address of Principal Executive Office (Street and Number)

   L-2163 Luxembourg, Grand Duchy of Luxembourg
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Altisource Portfolio Solutions S.A. (the “Company” or “Altisource”) requires additional time to complete its impairment testing and valuation analysis of goodwill, intangible assets and long-lived assets in its Technology Services segment and to complete its financial closing procedures. The Company currently anticipates that the analysis will result in impairment losses of up to $80 million as a result of the testing and valuation analysis. The Company is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company intends to file its Form 10-K on or before March 15, 2016.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michelle D. Esterman	(352)	24 69 79 50
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its 2015 full year results will be impacted by fourth quarter 2015 impairment losses of up to $80 million. Assuming the impairment losses are equal to $80 million, the Company’s preliminary 2015 pretax income attributable to Altisource is estimated to be $41.6 million, its preliminary 2015 net income attributable to Altisource is estimated to be $33.6 million and its preliminary 2015 diluted earnings per share is estimated to be $1.63. This compares to 2014 pretax income attributable to Altisource of $144.7 million, 2014 net income attributable to Altisource of $134.5 million and 2014 diluted earnings per share of $5.69.

The above financial data is preliminary, based upon estimates and subject to completion of the Company’s financial closing procedures and audit of the Company’s financial statements. Moreover, this data has been prepared on the basis of currently available information. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2015, and the Company’s final numbers for this data may differ materially from these estimates. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data.

 Altisource Portfolio Solutions S.A.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 29, 2016	By:	/s/ Michelle D. Esterman

Michelle D. Esterman, Chief Financial Officer